07006851

...TES
...GE COMMISSION
... 20549

RECD S.E.C.

MAR 27 2007

503

3/27/07

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48899

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 AND ENDING 12/31/06
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DN Partners LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ostrow Reisin Berk & Abrams Ltd.

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 17 2007
THOMSON
FINANCIAL

SC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DN PARTNERS, LLC

YEAR ENDED DECEMBER 31, 2006

DN PARTNERS, LLC

YEAR ENDED DECEMBER 31, 2006

CONTENTS

AFFIRMATION

I, John E. Dancewicz, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of DN Partners, LLC as of December 31, 2006, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature:

John E. Dancewicz
Managing Member of DN Partners, LLC

Notary Public

"OFFICIAL SEAL"
KARA L. LOQUIST
COMMISSION EXPIRES 06/03/08
NOTARY PUBLIC STATE OF ILLINOIS

Ostrow
Reisin
Berk &
Abrams,
Ltd.

Certified Public Accountants
NBC Tower - Suite 2600
455 N. Cityfront Plaza Dr.
Chicago, IL 60611-5379

Telephone 312.670.7444
Facsimile 312.670.8301
E-mail info@orba.com
Web site www.orba.com
Chicago . Joliet

Independent Affiliate of BKR International

Independent Auditors' Report

Members
DN Partners, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of DN Partners, LLC as of December 31, 2006, and the related statements of income and comprehensive income, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of DN Partners, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made primarily for the purpose of expressing an opinion on the financial statements taken as a whole. The additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ostrow Reisin Berk & Abrams, Ltd.

March 14, 2007

DN PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006		
ASSETS		
Current assets:		
Cash and cash equivalents	$	147,061
Investment in marketable equity securities (Note 2)		27,711
Accounts receivable		779,670
Other current assets		15,816
Total current assets		970,258
Furniture and fixtures		29,861
Less accumulated depreciation		29,861
Furniture and fixtures, net		
Total assets	$	970,258
LIABILITIES AND MEMBERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$	159,027
Current portion of deferred rent		1,167
Total current liabilities		160,194
Long-term liability:		
Deferred rent, less current portion shown above		11,380
Total liabilities		171,574
Members' equity		784,439
Accumulated other comprehensive income:		
Unrealized gain on marketable securities (Note 2)		14,245
Total liabilities and members' equity	$	970,258

See notes to financial statements.

DN PARTNERS, LLC

STATEMENT OF INCOME AND COMPREHENSIVE INCOME

Year ended December 31, 2006	
Revenues:	
Management advisory fees	$ 2,599,230
Interest income	5,169
Other income	11,631
Total revenues	2,616,030
Expenses:	
Compensation and benefits	417,172
Commissions and finders fees	174,101
Rent and occupancy	154,581
Professional fees	283,940
Management fees	120,000
Travel and entertainment	161,243
Communications	46,923
General and administrative	187,445
Total expenses	1,545,405
Net income	1,070,625
Other comprehensive income:	
Unrealized gain on marketable securities:	
Unrealized holding gain arising during the year	14,245
Comprehensive income	$ 1,084,870

See notes to financial statements.

DN PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

	Members' equity	Unrealized gain on marketable securities	Total
Balance, December 31, 2005	$ 213,814		$ 213,814
Net income	1,070,625		1,070,625
Adjustment of marketable securities to market value (Note 2)		$ 14,245	14,245
Member distributions	(500,000)		(500,000)
Balance, December 31, 2006	$ 784,439	$ 14,245	$ 798,684

See notes to financial statements.

DN PARTNERS, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2006	
Operating activities:	
Net income	$ 1,070,625
Adjustments to reconcile net income to cash provided by operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	(757,776)
Other current assets	(9,788)
Accounts payable and accrued expenses	121,879
Deferred rent	12,547
Cash provided by operating activities	437,487
Investing activities:	
Purchase of marketable securities	(4,800)
Cash used in investing activities	(4,800)
Financing activities:	
Member distributions	(500,000)
Cash used in financing activities	(500,000)
Decrease in cash and cash equivalents	(67,313)
Cash and cash equivalents, beginning of year	214,374
Cash and cash equivalents, end of year	$ 147,061

See notes to financial statements.

1. Organization and summary of significant accounting policies

Organization:

DN Partners, LLC (the Company) is a registered securities broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company, an Illinois limited liability corporation, is a merger and acquisitions advisory firm that engages in buying and selling companies and provides private placement of private securities.

Use of estimates:

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents:

Cash and cash equivalents include cash on deposit and money market investments.

Property and equipment:

Property and equipment are stated at cost. Depreciation is provided by the straight-line method over the estimated useful life of the assets.

Deferred rent:

In accordance with generally accepted accounting principles, the Company records monthly rent expense equal to total minimum payments due over the lease term, divided by the number of months in the lease term. The difference between rent expenses recorded and the amount paid is charged to deferred rent which is reflected as a separate line item in the statement of financial condition.

Income taxes:

The Company is treated as a partnership under the Internal Revenue Code. The Company allocates taxable income or loss to the members of the Company, who are responsible for reporting the taxes thereon. Accordingly, no income tax provision has been included in the determination of net income.

2. Investment in marketable equity securities

The Company classifies its investments in marketable equity securities as available for sale and, as a result, securities are stated at fair market value. Unrealized holding gains and losses are included as a component of members' equity until realized.

Cost and fair market value of the marketable equity securities at December 31, 2006 are as follows:

	Cost	Net unrealized gain	Fair value
Common stock	$ 13,466	$ 14,245	$ 27,711

3. Related-party transactions

In 2006 the Company paid $120,000 to DN Management Services Corporation, an affiliated company, for administrative and support services.

The Company provides office space and facilities to DN Management Services Corporation and DN Partners, LP, under common ownership.

4. Commitments and contingent liabilities

The Company leases office space under an agreement expiring on December 31, 2008. Approximate minimum lease payments under this agreement, exclusive of executory costs, are as follows:

Year ending December 31:	Amount
2007	$ 87,827
2008	98,040
Aggregate future minimum rentals	$ 185,867

Office rental expense was $122,666 for 2006.

5. Concentrations of credit risk

From time to time the Company maintains bank accounts with balances in excess of federally insured limits. The Company has not experienced any losses in any such accounts and believes it is not exposed to any significant credit risk on cash.

6. Net capital requirement

The Company, as a registered broker and dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 and is required to maintain "minimum net capital" of $5,000.

At December 31, 2006, the Company had net capital, as defined, of $727,860 which was $722,860 in excess of its required net capital.

7. Employee benefit plan

The Company has an employee savings plan that qualifies under Section 401(k) of the Internal Revenue Code. The Plan allows eligible employees to make voluntary contributions not to exceed limitations under the Internal Revenue Code. The Plan does not allow for employer matching contributions.

DN PARTNERS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2006		
Total members' equity		$ 798,684
Deductions and/or charges:		
Nonallowable assets:		
Non-current accounts receivable	$ 66,667	
Net capital before haircuts on securities positions		732,017
Haircuts on securities:		
Trading and investment securities, market value of $27,711		(4,157)
Adjusted net capital		727,860
Minimum dollar net capital		5,000
Excess net capital		$ 722,860
Aggregate indebtedness:		
Accounts payable and accrued expenses		$ 159,027
Deferred rent		12,547
Aggregate indebtedness		$ 171,574
Ratio of aggregate indebtedness to net capital		.24 to 1
Reconciliation with Company's computation of minimum capital requirements:		
Net capital, as reported in the Company's 1-FR-1B filing		$ 748,922
Increase in other charges against net capital		(21,062)
Net capital per above		$ 727,860

DN PARTNERS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2006

The Company does not clear securities transactions or take possession or control of securities for customers and, therefore, is exempt from the possession or control and reserve requirements of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ostrow
Reisin
Berk &
Abrams,
Ltd.

Certified Public Accountants
NBC Tower - Suite 2600
455 N. Cityfront Plaza Dr.
Chicago, IL 60611-5379

Telephone 312.670.7444
Facsimile 312.670.8301
E-mail info@orba.com
Web site www.orba.com
Chicago . Joliet

Independent Affiliate of BKR International

Independent Auditors' Report on Internal Control

Board of Directors
DN Partners, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of DN Partners, LLC (the Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal control including the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objective.

This report is intended solely for the use of the shareholder, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk & Abrams, Ltd.

END

Chicago, Illinois
March 14, 2007